December 8, 2025

Lumexa Imaging Holdings, Inc.

4200 Six Forks Road, Suite 1000

Raleigh, North Carolina 27609

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc.
Registration Statement on Form S-1
File No. 333-291590

Acceleration Request

Requested Date: December 10, 2025

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lumexa Imaging Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-291590 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on December 10, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684 or Alexander E. Csordas of Sidley Austin LLP at (212) 839-5738.

Very truly yours,

/s/ Caitlin Zulla
Caitlin Zulla Chief Executive Officer
Lumexa Imaging Holdings, Inc.

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc.

J. Anthony Martin, Lumexa Imaging Holdings, Inc.

Julie Szeker, Lumexa Imaging Holdings, Inc.

Samir A. Gandhi, Sidley Austin LLP

Alexander E. Csordas, Sidley Austin LLP

Craig E. Marcus, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP